



FORM C Electronic Signature on Behalf of Kansas City Breweries Company LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Kansas City Breweries Company LLC

TIN: 81-4279152

Fiscal Year End 12/31

By: Terri Bricker

Signature

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO

Terri Bricker

Print Name

CEO

Terri Bricker

Signature

CEO

July 24th 2018

Date

PRINCIPAL FINANCIAL OFFICER/TREASURER

Terri Bricker
_____

Print Name
Principal Financial Officer/Treasurer

Terri Bricker
_____

Signature
Principal Financial Officer/Treasurer

July 24th 2018
_____

Date

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

Terri Bricker
_____

Print Name
Principal Accounting Officer/Comptroller

Terri Bricker
_____

Signature
Principal Accounting Officer/Comptroller

July 24th 2018
_____

Date

Certification of a majority of the Board of Directors:

Terri Bricker
_____

Print Name

Terri Bricker
_____

Signature

July 24th 2018
_____

Date